Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1    Name and Address of Company

Just Energy Group Inc. (“JE”)                    TSX:     JE
100 King Street West                              NYSE:  JE
Suite 2630
Toronto, Ontario  M5X 1E1

Item 2    Date of Material Change

February 11, 2014

Item 3     News Release

Press Release issued February 11, 2014 is attached.

Item 4    Summary of Material Change

On January 29, 2014, JE closed its European-focused offering (the “Offering”) of USD $150 million of senior unsecured convertible bonds due July 2019 (the “Convertible Bonds”) with a coupon of 6.5% per annum payable semi-annually in arrears.  JE announced at the time that it intended to use part of the net proceeds of the Offering to redeem its outstanding 6.0% $90 million convertible debentures due September 30, 2014 (TSX: JE.DB.A) (the “Debentures”).  On February 11, JE announced it will redeem the Debentures on March 19, 2014.  A copy of the press release relating to the redemption of the Debenture is attached as Schedule A.

Item 5    Full Description of Material Change

See Item 4 above and Schedule A attached.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8      Executive Officer

For any inquiries with respect to this material change report, please Beth Summers, Chief Financial Officer, (905) 795-4206.

Item 9      Date of Report

February 12, 2014.

(signed) “Beth Summers”
____________________

Beth Summers
Chief Financial Officer

SCHEDULE A

TSX:           JE.
NYSE:        JE.

•	FOR IMMEDIATE RELEASE

JUST ENERGY GROUP INC.

ANNOUNCES EARLY REDEMPTION OF 6.0% CONVERTIBLE DEBENTURES DUE
SEPTEMBER 30, 2014

Toronto, Ontario — February 11, 2014 – Just Energy Group Inc. (the “Company” or “Just Energy”) announced today that it will redeem all of its 6.0% Convertible Debentures scheduled to mature on September 30, 2014 (TSX: JE.DB.A) (the “Debentures”) on March 19, 2014 (the “Redemption Date”). On the Redemption Date, Just Energy will pay to the holders of redeemed Debentures a redemption price equal to $1,027.9452 for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $1,000 (the “Redemption Price”), and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date, in each case less any taxes required to be deducted or withheld.  The aggregate principal amount of Debentures currently outstanding is $90,000,000.

Formal notice of redemption is being delivered to the holders of Debentures in accordance with the terms of the Trust Indenture.

Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis and Tara Energy.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including statements pertaining to the redemption of the Debentures. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks relating to global political uncertainties, unanticipated events impacting the working capital of the Company, changes in customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes, and changes in Canadian, U.S. and United Kingdom securities market. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, CPA, CA
Chief Financial Officer
Phone: (905) 795-4206
bsummers@justenergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com